[SRSY Letterhead]

J. Stephen Feinour, Jr.

(215) 564-8521

jfeinourjr@stradley.com

November 2, 2010

VIA EDGAR AND FEDERAL EXPRESS

Valerie Lithotomos, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          RevenueShares ETF Trust
File Nos. 333-139501 and 811-21993

Dear Ms. Lithotomos:

On behalf of the RevenueShares ETF Trust (the “Trust”), the following are the responses to the Staff’s comments conveyed in our phone call on October 29, 2010 with regard to Post-Effective Amendment Nos. 7/9 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 27, 2010, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

Prospectus Comments

1.           Comment:  For each series of the Trust (each a “Fund” and, collectively, the “Funds”), confirm that the Fund’s investment objective is to outperform the total return performance of the respective Benchmark Index.

Response:  Each Fund’s investment objective is to outperform the total return performance of the Fund’s respective Benchmark Index.  Each Fund’s Benchmark Index is the index against which the Fund’s performance is measured but it is not the Underlying Index that each Fund is designed to track.  Under the “Principal Investment Strategies” section of each Fund Summary, the Trust states that each Fund seeks to achieve its investment objective by attempting to replicate the portfolio of its respective Underlying Index.  Accordingly, the Funds are not “actively managed” ETFs.

Valerie Lithotomos, Esq.
U.S. Securities and Exchange Commission
November 2, 2010

2.           Comment:  Please revise the “Investment Objective” section in each Fund Summary so that it consists of only one sentence.

Response:  The second sentence in the “Investment Objective” section of each Fund Summary has been moved to the “Principal Investment Strategies” section, as requested.

3.           Comment:  Please confirm that the Funds did not experience over the past twelve months, and do not expect to experience over the next twelve months, interest expenses or certain insurance costs that, after application of the fee waiver and expense reimbursement agreement, would increase the resulting net expense ratios of the Funds.

Response:  The Funds did not experience over the past twelve months, and do not expect to experience over the next twelve months, interest expenses or certain insurance costs that, after application of the fee waiver and expense reimbursement agreement, would increase the resulting net expense ratios of the Funds or that would cause the Funds’ expense ratios to exceed the expense caps.

4.           Comment:  Please confirm that VTL Associates, LLC (“VTL”) does not recoup fees and expenses it pays (or does not charge) on behalf of a Fund.

Response:  VTL does not recoup fees and expenses it pays (or does not charge) on behalf of a Fund.

5.           Comment:  In the “Principal Investment Strategies” section of each Fund Summary except the RevenueShares Navellier Overall A-100 Fund Summary, you state that “[t]he Underlying Index is constructed by re-weighting the constituent securities of the Benchmark Index according to the revenue earned by the companies in the Benchmark Index, subject to certain asset diversification requirements.  The Underlying Index thus generally contains the same securities as the Benchmark Index, but in different proportions.”  Similarly, in the “Principal Investment Strategies” section of the RevenueShares Navellier Overall A-100 Fund Summary, you state that “[t]he Underlying Index is constructed by re-weighting the constituent securities of the Benchmark Index according to the revenue earned by the companies in the Benchmark Index, subject to certain asset diversification requirements and a maximum 7% per company weighting.  The Underlying Index thus generally contains the same securities as the Benchmark Index, but in different proportions.”  Please consider revising this disclosure to provide more detail about how the Underlying Index of each Fund differs from the Fund’s respective Benchmark Index.

Response:  The Trust has added the following sentence to each Fund Summary in response to your comment:

The Benchmark Index determines the proportion, or “weighting,” of each constituent security based on each security’s market capitalization (that is, its stock price multiplied by the number of outstanding shares).

We think that adding this sentence allows for a more meaningful distinction from the “revenue weighting” of the Underlying Index.

Prospectus and Statement of Additional Information (“SAI”) Comments

Valerie Lithotomos, Esq.
U.S. Securities and Exchange Commission
November 2, 2010

1.           Comment:  Please confirm that the Trust has defined the term “Closing Time” in the Prospectuses and SAI.

Response:  The Trust has defined the term “Closing Time” in the Prospectuses and SAI as the close of regular trading on the NYSE Arca, Inc. (ordinarily 4:00 p.m., Eastern time).

General Comments

1.           Comment:  Please confirm that the Trust operates pursuant to an SEC issued exemptive order.

Response:  The Trust operates pursuant to an exemptive order issued by the SEC on February 13, 2008 (Release No. IC-28151; File No. 812-13363).

2.           Comment:  Please confirm that the Trust has filed the investment advisory agreements with VTL and Index Management Solutions, LLC (“IMS”), as well as any expense limitation agreements, as exhibits to the Trust’s registration statement.

Response:  The Trust filed the investment advisory agreement between the Trust and VTL as an exhibit to the Trust’s Registration Statement on Form N-1A with the SEC via EDGAR on February 13, 2008 (PEA No. 2).  The Trust filed the Amendment to Investment Advisory Agreement between the Trust and VTL dated August 15, 2008 as an exhibit to the Trust’s Registration Statement on Form N-1A with the SEC via EDGAR on August 19, 2008 (PEA No. 3).  The Trust also filed the sub-advisory agreement between VTL and IMS as an exhibit to the Trust’s Registration Statement on Form N-1A with the SEC via EDGAR on August 27, 2010 (PEA No. 7).  In addition, the Trust filed VTL’s written fee waiver and expense reimbursement agreement covering the period from October 31, 2009 through October 31, 2011 as an exhibit to the Trust’s Registration Statement on Form N-1A with the SEC via EDGAR on October 28, 2009 (PEA No. 6).

3.           Comment:  Please confirm that the Trust has filed its Form of Authorized Participant Agreement as an exhibit to the Trust’s registration statement.

Response:  The Trust has filed its Form of Authorized Participant Agreement as an exhibit to the Trust’s Registration Statement on Form N-1A with the SEC via EDGAR on February 13, 2008 (PEA No. 2).

* * * * * *

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Valerie Lithotomos, Esq.
U.S. Securities and Exchange Commission
November 2, 2010

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.

Cc:           Vincent T. Lowry
Michael D. Mabry, Esq.